FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Third quarter 2009 – Same-store gross sales increase by 9.7%

São Paulo, Brazil, October 13, 2009. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR5 (PNA)] announces its sales performance for the third quarter of 2009 (unaudited preliminary results). The information presented herein was calculated based on consolidated figures and in Reais, in accordance with Brazilian Corporate Law.

In the third quarter of 2009, Grupo Pão de Açúcar’s gross sales increased by 35.8% over the same period last year to R$ 6,866.2 million, while net sales climbed by 38.2% to R$ 6,088.8 million. Excluding Ponto Frio’s operations, gross and net sales moved up 11.8% and 15.1%, respectively.

In same–store terms (i.e. only stores that have been operational for at least 12 months, therefore excluding the Ponto Frio outlets), gross sales grew by 9.7%, giving real growth of 5.1% when deflated by the General IPCA consumer price index(1), while net sales recorded nominal growth of 12.9% .

The Group’s best-performing formats were Pão de Açúcar, Extra (especially in the Northeast and Midwest), Extra Eletro, Extra Fácil and Assai, whose sales growth was higher than the Company average. E-commerce (Extra.com.br and Pão de Açúcar Delivery) also continued to record exceptional growth.

Two factors were chiefly responsible for this excellent sales performance: (i) the consolidation of the highly differentiated positioning for clients of the Pão de Açúcar format, which is based not only on rational aspects but also creates strong emotional ties which are increasingly valued by customers; and (ii) Grupo Pão de Açúcar’s 61st anniversary campaign in September, which included all the formats, as well as the Assai and Ponto Frio stores, under the slogan Brazil’s biggest anniversary, now even bigger. A great success for the second year in a row, this transverse campaign strengthens the Group’s position in terms of communication and innovation, resulting in increased visitors to all the Group’s stores during this period.

Also on a same-store basis, gross food sales grew by 9.0%, with personal care & household cleaning products doing exceptionally well. Non-food sales grew by 11.9%, led by the electronics/household appliance, general merchandise and drugstore categories, which posted higher increases than the non-food average.

Ponto Frio also recorded an improvement over the first half of 2009, with gross sales (merchandise and retail services) of R$ 1,213.9 million, 12% up year-on-year. The improvement was due to: (i) the greater availability of merchandise in the stores; (ii) increased media investments through aggressive and extensive promotional campaigns; (iii) higher white goods sales, fueled by the IPI reduction; and (iv) the greater availability of credit due to integration with the Grupo Pão de Açúcar credit card bases which allowed customers to use their Group cards in the Ponto Frio stores. Pontofrio.com also made a major contribution.

In the first nine months, Grupo Pão de Açúcar recorded gross sales of R$ 17,798.9 million and net sales of R$ 15,737.1 million, respective year-on-year increases of 19.2% and 22.1% . Excluding Ponto Frio, gross and net sales moved up 11.1% and 14.2%, respectively.

In same-store terms, gross sales grew by 9.2%, giving real growth of 3.8% after deflation by the General IPCA index(1), above the annual guidance of 2.5%, while same-store net sales recorded nominal growth of 12.1% . Also on a same-store basis, food and non-food sales increased by 8.3% and 12.0% respectively.

(1) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA – General Consumer Price Index as its inflation indicator, rather than the food component of the IPCA Index, for the following reasons: (i) product incompatibility (the food component of the IPCA basket is not representative of the Company’s entire product and brand mix (e.g. it does not include personal care and household cleaning products); (ii) family profiles (product weight in the food index is determined by the POF (Family Budget Survey), which considers families earning between one and 40 minimum wages per month (e.g. rice represents 3.61% of the food IPCA, but only 1.30% of GPA’s food sales); and (iii) the importance of channels and regions (the weight of regions/sales channels in the food component of the IPCA is out of step with GPA’s).

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. These projections are highly dependent on market changes and the performance of Brazil’s economy, the industry and the international markets and are, therefore, subject to change.
Investor Relations

Daniela Sabbag
daniela.sabbag@grupopaodeacucar.com.br

Adriana Tye Kasaishi Yoshikawa
adrianak@grupopaodeacucar.com.br

Marcel Rodrigues da Silva
marcel.rodrigues@grupopaodeacucar.com.br

Phone: +55 11 3886-0421
Fax: +55 11 3884-2677
E-mail: gpa.ri@grupopaodeacucar.com.br
website: www.gpari.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 13, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.